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Exhibit (a)(2)(A)

July 25, 2011

Dear Petrohawk Stockholders:

        We are pleased to report that Petrohawk Energy Corporation ("Petrohawk" or the "Company") has entered into an Agreement and Plan of Merger, dated as of July 14, 2011 (the "Merger Agreement"), with North America Holdings II Inc. ("Purchaser"), BHP Billiton Petroleum (North America) Inc. ("Parent") and BHP Billiton Limited, that provides for the acquisition of Petrohawk by Parent.

        Pursuant to the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company's common stock at a purchase price of $38.75 per share, net to the seller in cash, without interest, less any applicable withholding taxes. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, August 19, 2011. Following the successful completion of the tender offer, which would involve Purchaser obtaining ownership of a majority of the Company's outstanding shares of common stock (calculated on a fully-diluted basis in the manner provided in the Merger Agreement), Purchaser will be merged into Petrohawk upon the terms and conditions set forth in the Merger Agreement. In the merger, the shares of the Company's common stock that were not acquired in the tender offer will be converted into the right to receive the same price per share paid in the tender offer for such securities, net to the seller in cash, without interest, less any applicable withholding taxes. Following the effective time of the merger, the Company will become a wholly owned subsidiary of Parent.

        As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company's board of directors has unanimously (i) approved, and declared advisable, the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the tender offer and the merger, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, Petrohawk and its stockholders and (iii) recommended that Petrohawk's stockholders accept the tender offer, tender their shares of common stock into the tender offer and, to the extent required by applicable law, adopt the Merger Agreement.

        ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES INTO THE TENDER OFFER AND, TO THE EXTENT REQUIRED BY APPLICABLE LAW, ADOPT THE MERGER AGREEMENT.

        In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares of Petrohawk's common stock. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

        We greatly appreciate and thank you for the continued support and encouragement you have shown Petrohawk.

Sincerely,

Floyd C. Wilson Chairman of the Board of Directors and Chief Executive Officer

1000 Louisiana, Suite 5600 • Houston, TX 77002 • Ph: 832.204.2700 • Fx: 832.204.2800
www.petrohawk.com

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  Exhibit (a)(2)(A)